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FORM 12b-25	SEC FILE NUMBER
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	January 28, 2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I --- REGISTRANT INFORMATION

Duckwall-Alco Stores, Inc.
Full Name of Registrant

Former Name if Applicable

401 Cottage Street
Address of Principal executive Office (Street and Number)

Abilene, Kansas 67410-2832
City, State and Zip Code

PART II --- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort of expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly or transition report of Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The account’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III --- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Duckwall Alco Stores, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended January 28, 2007 (“2007 Form 10-K”) by April 13, 2007, without unreasonable effort and expense. The Company has experienced the following delays in connection with Form 10-K. The Company has recently completed its SAB 108 (“Guidance on the Consideration of the Effects of Prior Year Misstatements when Quantifying Misstatements to Current Year Financial Statements”) analysis with respect to a number of matters including its accounting for lower of cost or net realizable value by individual LIFO pool and cash discounts on inventory purchases. This analysis contributed to delays in completing the preparation of the Company’s financial statements for the fiscal year ended January 28, 2007. Auditing the Company’s SAB 108 analysis and the delay in completing the Company’s financial statements have in turn delayed the audit of such financial statements by the Company’s independent auditors.

Although the Company expects to file the Form 10-K before the fifteenth calendar day following its prescribed due date, ultimately, the Company's ability to do so remains subject to the completion of the audit by the Company’s independent auditors.

The Company will include the annual assessment of internal controls over financial reporting in the 2007 Form 10-K. The assessment will discuss the material weaknesses that management has identified and the actions that have been and will be taken to remediate these material weaknesses.

PART IV --- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael S. Marcus	785	263-3350
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

Yes ☒	No ☐

______________________________________________________________________________________

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐	No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

______________________________________________________________________________________________

Duckwall-Alco Stores, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 13, 2007	By /s/Michael S. Marcus Michael S. Marcus Vice President – Finance and Treasurer